Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 20, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 19, 2019 The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Invesco BulletShares 2021 Municipal Bond ETF
Invesco BulletShares 2022 Municipal Bond ETF
Invesco BulletShares 2023 Municipal Bond ETF
Invesco BulletShares 2024 Municipal Bond ETF
Invesco BulletShares 2025 Municipal Bond ETF
Invesco BulletShares 2026 Municipal Bond ETF
Invesco BulletShares 2027 Municipal Bond ETF
Invesco BulletShares 2028 Municipal Bond ETF
Invesco BulletShares 2029 Municipal Bond ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery